Exhibit 99.1

Consolidated Ratios of Earnings to Fixed Charges and Preferred Dividends

Effective November 1, 2011, the Bank of Montreal commenced reporting under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards as a replacement of prior Canadian generally accepted accounting principles (“Canadian GAAP”). Fiscal 2011 comparative figures presented in this document have been restated to reflect our adoption of IFRS, as defined and described in the notes to our interim consolidated financial statements for the second quarter ended April 30, 2012, on pages 40 to 78. Fiscal 2010 to 2007 comparative figures presented in this document have not been restated and are presented in accordance with Canadian GAAP, as previously defined and as described in the notes to our annual consolidated financial statements for the year ended October 31, 2011, on pages 119 to 180 of our 2011 Annual Report.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, calculated in accordance with IFRS, for the three and nine months ended July 31, 2012, and year ended October 31, 2011, and in accordance with Canadian GAAP for the year ended October 31, 2010:

	Year Ended October 31		Three Months Ended July 31, 2012	Nine Months Ended July 31, 2012
	2010(1)	2011(2)
Excluding Interest on Deposits	4.56	2.57	2.94	3.06
Including Interest on Deposits	2.06	1.76	1.90	2.01
(1)	Fiscal 2010 comparative figures presented in this document have not been restated and are presented on a Canadian GAAP basis.
(2)	Fiscal 2011 earnings to fixed charges ratio have been restated to reflect our adoption of IFRS. Under Canadian GAAP, the earnings to fixed charges ratio, excluding interest on deposits, and including interest on deposits was 4.21 and 2.08, respectively.

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, calculated in accordance with IFRS, for the three and nine months ended July 31, 2012, and year ended October 31, 2011, and in accordance with Canadian GAAP for the year ended October 31, 2010:

	Year Ended October 31		Three Months Ended July 31, 2012	Nine Months Ended July 31, 2012
	2010(1)	2011(2)
Excluding Interest on Deposits	3.90	2.39	2.76	2.86
Including Interest on Deposits	1.96	1.70	1.84	1.94
(1)	Fiscal 2010 comparative figures presented in this document have not been restated and are presented on a Canadian GAAP basis.
(2)	Fiscal 2011 earnings to fixed charges ratio have been restated to reflect our adoption of IFRS. Under Canadian GAAP, the earnings to fixed charges and preferred dividends ratio, excluding interest on deposits, and including interest on deposits was 3.70 and 1.98, respectively.